EXHIBIT 99.1
For Immediate Release 19-37-TR	Date:	December 4, 2019

Teck and CN Announce Significant Rail Shipping Agreement

Vancouver, B.C. – CN (TSX: CNR) (NYSE: CNI) and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced today a long-term rail agreement for shipping of steelmaking coal from Teck’s four B.C. operations between Kamloops and Neptune Terminals, and other west coast ports.

The agreement runs from April 2021 to December 2026, and will enable Teck to significantly increase shipment volumes through an expanded Neptune Terminals. The agreement also provides for investments by CN of more than $125 million to enhance rail infrastructure and support increased shipment volumes to Neptune.

"This agreement and the associated infrastructure investment will provide us with rail capacity to match the major upgrades underway now at Neptune Terminals,” said Don Lindsay, President and CEO of Teck. “We expect this will lower our total transportation costs and improve overall rail and terminal performance.”

“CN is proud to sign this agreement with Teck and to be playing such a significant role in moving the steelmaking coal from Kamloops to the last mile at Neptune Terminals on Vancouver’s north shore,” said JJ Ruest, President and Chief Executive Officer of CN. “This significant volume commitment from Teck is further proof of CN’s ability to serve our customers into Canada’s trade gateway on the west coast. This agreement also further enhances CN’s role as a supply chain enabler for Teck’s shipments into Neptune Terminals.”

With this new agreement in place Teck and CN are committed to working together to move significant volumes of steelmaking coal to markets safely and efficiently.

The terms of this agreement are confidential.

Forward-Looking Statements - Teck
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding lowering of Teck's total transportation costs and improving overall rail and terminal performance and capacity for increased shipment volumes through Neptune Terminals, as well as infrastructure investments by CN.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, delay in completing the Neptune Terminal expansion, operational difficulties including those caused by inclement weather, changes in conditions in the steel or seaborne steelmaking coal markets, unplanned disruptions in production or transportation, failures in performance by contractual counterparties including logistics service providers, and other factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these factors are described in more detail in Teck's annual information form and in subsequent public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Forward-Looking Statements – CN
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About CN
CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

CN Media Contact:
Jonathan Abecassis
Senior Manager
Media Relations
(514) 399-7956

CN Investor Contact:
Paul Butcher
Vice-President
Investor Relations
(514) 399-0052